Filed by TALX Corporation.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed as Definitive Additional Material
filed pursuant to Rule 14a-6(j)

of the Securities Exchange Act of 1934

Subject Company: TALX Corporation

Commission File No.: 333-141389

FREQUENTLY ASKED QUESTIONS - EQUITY PLANS

1.	Q.	As a TALX shareholder, what will I be entitled to receive in the merger?

A.

Assuming the merger is completed, for each share of TALX common stock that you own, you will have the right to elect to receive either 0.861 shares of Equifax common stock, or $35.50 in cash, without interest. However, under the merger agreement, Equifax and TALX have agreed that, regardless of the elections made by TALX shareholders, 75% of the outstanding shares of TALX common stock will be converted into shares of Equifax common stock, and the remaining 25% of the shares will be converted into cash. Therefore, the cash and stock elections that you make will be subject to proration to preserve this requirement. As a result, you could receive cash or shares of Equifax stock for greater or fewer TALX shares than you specify in your election.

2.	Q.	What will I receive with respect to my Restricted Stock?

A.	Your rights and benefits with respect to your restricted stock will be determined as follows.

Mechanics of the transition: Outstanding unvested Restricted Stock will vest as of the closing of the merger. Taxes on the vesting will be calculated as of the vesting date for employees who have not made an 83(b) election, and will be due and payable within 24 hours of the closing of the merger. A representative from Allecon will contact you with the amount due. You will need to submit a check made out to TALX if you have not elected to relinquish shares to pay the taxes due.

Allecon will direct Mellon Investor Services to remove the restriction on the shares as of the vesting date, and Equifax’s transfer agent (Computershare) will convert the TALX shares to cash and/or Equifax shares. Computershare will track any Equifax shares on their register going forward.

Blackout period on trades: TALX stock will be delisted and no longer trade on NASDAQ as of the closing of the merger. As a result, you will not be able to sell your TALX stock as of the date of the merger, and it will be converted to Equifax stock and/or cash.

Conversion to Equifax stock and/or cash: Once the vesting has occurred, Restricted Stock will be converted to cash and/or Equifax stock, subject to the merger agreement provisions outlined in Question 1. If your TALX shares are converted to cash, you will report any gain or loss on the sale of the shares as short or long-term capital gain when you file your 2007 taxes. You should consult a tax advisor if you have additional questions regarding the tax treatment of your shares.

3.	Q.	What will I receive with respect to my Incentive Stock Options (ISOs) and Non-Qualified Stock Options (NQSOs)?

A.	Your rights and benefits with respect to your ISOs and NQSOs will be determined as follows.

Mechanics of the transition: Outstanding unvested options will vest as of the date TALX shareholders approve the merger, which is expected to be May 15, 2007. As of the Closing, TALX options will convert to Equifax options in the manner described in the section entitled, “Conversion to Equifax stock and/or cash,” below. You will receive a welcome packet from UBS Financial Services (Equifax’s stock plan administrator) prior to the closing date of the merger, with information on how you will be able to access your option information. Equifax stock options must be exercised through UBS.

If your employment with TALX ends within 12 months of the closing date, you may still exercise any or all of your unexercised unexpired options through the option expiration date. However, any ISOs still outstanding 3 months or longer after your employment ends would convert to Non-Qualified Stock Options.

There is a limit on the dollar value of ISOs that can vest in one year, and this may cause some ISOs to convert to Non-Qualified Stock Options as of the vesting date. Beginning on or around May 19, you will be able to view your options on the UBS website, including the conversion to Equifax options and any ISOs that have been converted to NQSOs.

Blackout period on exercise of options: Beginning with the close of business on May 9, 2007 through approximately the close of business on May 18, 2007, you will be unable to exercise options, but, until the closing of the merger, you may trade in other TALX stock (subject to any other ‘designated group’ blackouts).

Conversion to Equifax stock and/or cash: TALX options and their strike prices will be converted to Equifax options (1 to 0.861 ratio) and retain their original expiration dates. Options will not be converted to cash or Equifax common stock.

Example:	1,000 TALX options @ $10/share = $10,000 cost to exercise

Conversion ratio applied:

<1,000 TALX options x .861 = 861 Equifax options>

<$10/share ÷ .861 = $11.6144/share>

861 Equifax options @ 11.6144/share = $10,000 cost to exercise

4.	Q.	What is the anticipated date on which the merger will close?

A.	It is presently anticipated that the merger will close on May 15 or May 16, 2007. Such date could change.

Additional Information and Where to Find It

In connection with the proposed transaction, Equifax Inc. ("Equifax") has filed a registration statement on Form S-4 (Registration No. 333-141389) containing a proxy statement/prospectus of Equifax and TALX with the SEC, which was declared effective on April 9, 2007.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus, because they contain important information about Equifax, TALX, and the proposed transaction.  Investors and security holders are able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006 and in TALX’s Current Report on Form 8-K dated April 13, 2007.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, are set forth in the registration statement and proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transaction.